Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Compton Petroleum Corporation Announces Receipt of the Minimum Required
    Shares in Connection with its Offer to Acquire Stylus Energy Inc.

    CALGARY, Aug. 14 /CNW/ - Compton Petroleum Corporation ("Compton") is
pleased to announce that its wholly owned subsidiary, Compton Petroleum
Acquisition Limited (the "Offeror") has, pursuant to its July 5, 2007 offer
(the "Offer") to acquire all of the outstanding common shares (the "Stylus
Shares") of Stylus Energy Inc. ("Stylus"), received to date tenders of
26,551,650 Stylus Shares, representing approximately 99.68% of the outstanding
Stylus Shares, excluding the Stylus Shares already held by the Offeror or its affiliates.
    Since all of the conditions to the Offer have been satisfied, the Offeror has taken up, and will within the time prescribed by applicable law, pay for all of the Stylus Shares validly deposited pursuant to the offer and not withdrawn prior to August 14, 2007, and intends to acquire the balance of the
Stylus Shares not acquired pursuant to the Offer by way of a compulsory acquisition pursuant to the provisions of the Business Corporations Act
(Alberta) on the same terms (including the offer price) as the Stylus Shares acquired under the Offer.

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol
"CMT" and on the New York Stock Exchange under the symbol "CMZ".

    Stylus is a Calgary based junior oil and natural gas company with operations in Alberta. The common shares of Stylus are listed on the Toronto
Stock Exchange and trade under the symbol "STY".

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: Compton Petroleum Corporation, E.G. Sapieha,
President and Chief Executive Officer or N.G. Knecht, Vice President, Finance
and Chief Financial Officer, Telephone: (403) 237-9400, Facsimile: (403)
237-9410, Email: investorinfo(at)comptonpetroleum.com, Website:
www.comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 20:10e 14-AUG-07